LEXINGTON REALTY TRUST
One Penn Plaza, Suite 4015
New York, NY 10119-4015

May 15, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Kevin Woody, Accounting Branch Chief

Re:	Lexington Realty Trust Form 10-K for the Fiscal Year ended December 31, 2012 Filed February 25, 2013 File No. 1-12386
Dear Mr. Woody:
This letter sets forth the response of Lexington Realty Trust (“Lexington” or “we”) to the Staff's additional comment letter, dated May 2, 2013, in connection with the Staff's review of Lexington's Form 10‑K for the Fiscal Year ended December 31, 2012 (the “Form 10-K”). Capitalized terms used herein and not otherwise defined herein have the meanings specified in the Form 10-K, as applicable. For your convenience, we have repeated each of the Staff's comments prior to our response below.
Form 10‑K for fiscal year ended December 31, 2012
Item 8. Financial Statements and Supplementary Data, page 54
Consolidated Statements of Cash Flows, page 64

1.
We note your response to prior comment 1 and we remain unclear why you have separately presented the receipt of cash outside of the prescribed classification activities outlined in ASC Topic 230. In addition to providing additional information as to how you have complied with ASC Topic 230, please tell us why both parties in the transaction determined the amount of cash on hand at the property level was not relevant in determining the acquisition price.

Lexington supplementally confirms to the Staff that the cash paid for the remaining interests in NLS of $9,438,000 was equal to the priority distributions that Lexington's former partner would have received through December 21, 2012. This amount was calculated in April 2012, when the Agreement Regarding Disposition and Other Matters, pursuant to which the acquisition transaction occurred, was entered into. The priority distributions were based on a fixed rate of return on the former partner's capital. As a result, regardless of the amount of cash on hand at the property level, Lexington's former partner was entitled to such priority distributions.

Securities and Exchange Commission
May 15, 2013

Lexington supplementally confirms that since the cash on hand at the property level was not used in determining the consideration due to the former partner (or actually used to pay such consideration), Lexington continues to believe the cash received in the acquisition of the remaining interests in NLS is best presented as an item outside investing, financing or operating activities in the Consolidated Statements of Cash Flows. However, Lexington supplementally confirms to the Staff, that in future filings, it will present such cash activities on a net basis in the Consolidated Statements of Cash Flows and will provide any explanation of the transaction in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Notes to Consolidated Financial Statements, page 65
(4) Investments in Real Estate and Real Estate Under Construction, page 72

2.
We note your response to prior comment 3. Please provide to us additional information regarding your materiality analysis. Specifically, please address more robustly management's determination that the decrease in investment in and advances to non-consolidated entities in 2011 and 2010 was not material. As you adjusted the opening balance of your accumulated distributions in excess of net income line item, please provide an analysis as to why this adjustment did not materially change that opening balance.

Lexington supplementally confirms to the Staff that although the decrease in investments in and advances to non-consolidated entities was not material to the overall balance sheet from a total assets perspective, as the adjustment represented less than 2% of total assets in 2011 and 2010, such decrease was a substantial portion of such individual line item. However, Lexington does not believe that investments in and advances to non-consolidated entities is a material line item to Lexington's balance sheet or significant to Lexington's business as it represented less than 3% of total assets in 2011 and 2010 before the adjustment. Beginning in 2007, with the exception of NLS, Lexington began exiting its other co-investment programs. As a result, Lexington does not consider its co-investment entities to be a significant aspect of its business and investments in and advances to non-consolidated entities is not a material line item on its balance sheet.
Lexington supplementally confirms that the adjustment to the accumulated distributions in excess of net income line item was a decrease of approximately 4.4% and 5.2% in 2011 and 2010, respectively. In addition, Lexington supplementally confirms that the adjustments to the December 31, 2009 balances of accumulated distributions in excess of net income and total equity were approximately 5.9% and 3.7%, respectively. Lexington, for the reasons set forth in its prior response, does not believe such amounts are material.

Securities and Exchange Commission
May 15, 2013

Lexington supplementally confirms to the Staff that, in addition to adjusting investments in and advances to non-consolidated entities and accumulated distributions in excess of net income line items for all years presented in its financial statements contained in the Form 10-K, Lexington also adjusted its selected financial data set forth in Item 6 of the Form 10-K for all years presented. As a result, the financial information in the Form 10-K reflects such adjustment as will all information going forward.
Lexington supplementally confirms that, if an adjustment is deemed to be (1) material to an individual line item and such line item is deemed to be material to Lexington's business or (2) material to Lexington's overall financial statements or a material portion of the financial statements, Lexington will appropriately restate prior financial statements for such material adjustment.
*        *        *
At the request of the Staff, Lexington acknowledges that:

•	Lexington is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Lexington may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would greatly appreciate your prompt attention in resolving any remaining open issues. If you have any questions regarding the responses to the Staff's comments, please call the undersigned at (212) 692-7215.

Sincerely
/s/ Patrick Carroll
Patrick Carroll, Chief Financial Officer

cc:    Scott Saks, Esq., Paul Hastings LLP